April 8, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Austin Pattan, Staff Attorney

Attn: Jeff Kauten, Staff Attorney

Dear Messrs. Pattan and Kauten:

NAAC Holdco, Inc., a Delaware corporation (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 4, 2022, regarding the Company’s Registration Statement on Form S-4 submitted to the Commission on March 21, 2022 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing the Company’s amended Registration Statement with the Commission through EDGAR, which reflects the Company’s responses to the comments received from the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Registration Statement.

Risk Factors

TeleSign’s business could be adversely affected..., page 31

1. You state that you are exposed to supply chain risk in light of the conflict between Russia and Ukraine. Please disclose whether and how your business segments, products, lines of service, projects, or operations may be materially impacted by supply chain disruptions in light of the conflict between Russia and Ukraine. For example, discuss whether you have:

•	had to suspend the production, purchase, sale or maintenance of certain items;
•	experienced higher costs due to constrained capacity or increased commodity prices;
•	experienced surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
•	been unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing conflict.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business, if material.

Response:

The Company has revised the disclosure on page 33 of the Registration Statement to address the Staff’s comment. TeleSign’s does not consider the Russian situation to have any material risk exposure to its business. TeleSign’s direct business with customers in Russia constituted less than 2% of its revenues in 2021. To offset exchange rate volatility, some Russian suppliers have implemented price increases which TeleSign is generally able to pass along to its customers. Furthermore, supply chain disruptions have not materially impacted TeleSign’s business. The Company also notes that TeleSign does not foresee any material reputational risk relating to its action or inaction regarding Russia’s invasion on Ukraine and that TeleSign’s board is actively monitoring the situation and has not identified any material risks beyond what the Company has otherwise disclosed.

2. Please identify whether any export control restrictions and sanctions are applicable to your business and describe the impact on the company and investors.

Response:

TeleSign closely monitors sanctions lists and export control restrictions, and is compliant with all applicable sanctions and export control restrictions, such as sanctions concerning Russia. TeleSign does not believe that compliance with such restrictions has a material impact on its business.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 4 - Transaction Adjustments to Unaudited Pro forma Condensed Combined Statement of

Operations for the Year Ended December 31, 2021, page 76

3. Please disclose the down round feature of the warrants and the pro forma financial statement impact, if all three down round conditions were met as of the closing of the business combination, including a volume weighted average price of $9.19 of the stock "during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination." If material, provide additional pro forma presentations which give effect to the range of possible results. Refer to Article 11-02(a)(10) of Regulation S-X.

Response:

Consistent with our verbal discussions with the Staff, the Company has revised its disclosures around the down-round feature of the warrants and their effects in Note 1 on page 75 of the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Telesign

Results of Operations for the Years Ended December 31, 2021 and 2020

Revenue, page 161

4. We note your response to comment 4 and your disclosure hereunder that the communication revenue increase was driven by price increases, and underlying unit volume growth in certain high cost geographies offset by volume declines in other lower cost geographies. Pursuant to the guidance in Item 303(b) of Regulation S-K, please identify the significant high cost and low cost geographies/ markets, the nature of the offerings, the reasons for the cost difference and any changes during the periods presented. In this regard, we note your disclosure on page 26.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 161 of the Registration Statement. Similar to the detail provided in the Risk Factors on page 27, the Company has added disclosure covering the impact that India had on revenue and the impact TeleSign’s solutions had on revenue. The Company believes such additions achieve S-K Rule 303(b)(ii). The Company has omitted specific discussions about Indonesia, Canada, and Spain within TeleSign Results of Operations, on the grounds that the economics and competitive landscape within Indonesia, Canada, and Spain pose potential risk to TeleSign, but have not resulted in material trends (or are reasonably likely to result in material trends) in revenue or margin. Additionally, in accordance with S-K Rule 303(b)(i), Management has added disclosure that discusses whether trends impacting revenue are anticipated to be recurring in nature.

We thank the Staff for its review of the foregoing and Registration Statement. If you have further comments, please feel free to contact to our counsel, Ari Edelman, at aedelman@mwe.com or by telephone at (212) 547-5372.

Sincerely,
By:	/s/ Gary Quin
Name: Gary Quin
Title: Chief Executive Officer, North Atlantic Acquisition Corporation

Cc: Jeffrey.Cohen@Linklaters.com